Exhibit 99.2

HEXINDAI INC.

13th Floor, Block C, Shimao

No. 92 Jianguo Road

Chaoyang District, Beijing 100020

People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 28, 2018

Dear shareholders,

Notice is hereby given that Hexindai Inc., a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders (the “AGM”) at the Conference Room, 5th Floor, Block C, Shimao, No. 92 Jianguo Road, Chaoyang District, Beijing 100020, People’s Republic of China at 10:00 a.m. (Beijing Time) on December 28, 2018 (the “Notice”). At the AGM, you will be asked to consider and vote upon the following resolution:

as an ordinary resolution:

THAT the appointment of Deloitte Touch Tohmatsu as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2019 be ratified.

You can find more information about the agenda in the proxy statement accompanying this Notice. We are not aware of any other business to come before the AGM.

The board of directors of the Company has fixed the close of business on November 26, 2018 (Cayman Islands Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the AGM or any adjourned or postponed meeting thereof. Accordingly, only shareholders registered in the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the AGM or at any adjournment that may take place. The register of members of the Company will not be closed. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares of the Company which are represented by their ADSs must act through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly.

Your vote is important. Whether or not you plan to attend the AGM, we hope that you will vote as soon as possible.

A shareholder entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote instead of such shareholder at the AGM. A proxy need not be a shareholder of the Company. Any representative of a corporate shareholder attending the AGM would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

If you plan to attend the AGM, please notify us of your intentions. This will assist us with meeting preparations.

Whether or not you propose to attend the AGM in person, you are strongly advised to complete and return the Proxy Card in accordance with the instructions therein. To be valid, the Proxy Card must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Ms. Xiaoqin Ma, Corporate Secretary, Hexindai Inc., 12th Floor, Block C, Shimao, No. 92 Jianguo Road, Chaoyang District, Beijing 100020, People’s Republic of China, +86 10 5357 9731, as soon as possible and in any event not later than 48 hours before the time for holding the AGM or any adjourned meeting.  Returning the Proxy Card will not preclude you from attending the AGM and voting in person if you so wish and in such event the proxy shall be deemed to be revoked.

The Notice of the Annual General Meeting of Shareholders, the Proxy Statement, the Proxy Card and the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2018 are also available through our website at http://ir.hexindai.com/.

By Order of the Board of Directors,

/s/ Xiaobo An
Xiaobo An
Chairman of the Board of Directors

HEXINDAI INC.

PROXY STATEMENT

General

The board of directors of the Company (the “Board of Directors”) is soliciting proxies for an annual general meeting of shareholders (the “AGM”) to be held at the Conference Room, 5th Floor, Block C, Shimao, No. 92 Jianguo Road, Chaoyang District, Beijing 100020, People’s Republic of China at 10:00 a.m. (Beijing Time) on December 28, 2018.

Purpose of the AGM

The purpose of the AGM is to seek shareholders’ approval of the proposal to ratify the appointment of Deloitte Touch Tohmatsu as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2019 (the “Proposal”).

Record Date

Our Board of Directors has fixed the close of business on November 26, 2018 (Cayman Islands Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the AGM or any adjourned or postponed meeting thereof.

Accordingly, only shareholders registered in the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the AGM or at any adjournment that may take place. The register of members of the Company will not be closed. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares represented by their ADSs must act through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly.

Quorum

The quorum required for the AGM consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who together hold shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding ordinary shares of our Company that carry the right to vote at the AGM.

Voting Required

Each ordinary share of the Company in issue on the Record Date is entitled to one vote per share. The Proposal to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares of the Company cast by those shareholders entitled to vote who are present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, at the AGM.

The voting results will be announced at the AGM and published in the Company’s report on Form 6-K to be furnished to the SEC after the AGM.

Solicitation

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of the Company’s directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names the ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the AGM in accordance with the instructions of the relevant shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will be voted at the discretion of the holder of such proxies.

Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the AGM would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the AGM and voting in person. A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of the Company no later than 48 hours prior to the AGM.

Voting by Holders of ADSs

We have requested Citibank, N.A., as depositary of the ADSs, to deliver to all owners of ADSs the ADS voting instruction cards. Upon timely receiving a duly completed ADS voting instruction card from an owner of the ADSs, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instruction card.

If Citibank, N.A. does not receive the voting instructions from an owner of ADSs on or before the date set forth in the ADS voting instruction card, such owner of ADSs, under the terms of the deposit agreement, dated as of November 2, 2017, by and among the Company, Citibank, N.A. and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of ordinary shares represented by such ADSs unless the Company informs Citibank, N.A. that it does not wish such proxy to be given, that substantial opposition exists to the matters to be voted on at the AGM or that such matters would have a material adverse impact on the holders of the ordinary shares.

PROPOSAL — RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Our audit committee of the Board of Directors (the “Audit Committee”) and our Board of Directors have resolved, that Deloitte Touch Tohmatsu (“Deloitte”) be appointed as our independent registered public accounting firm for the fiscal year ending March 31, 2019.

We are asking our shareholders to ratify the appointment of Deloitte as our independent registered public accounting firm for the fiscal year ending March 31, 2019. If such appointment is not ratified, the Audit Committee will consider whether it is appropriate to select another registered public accounting firm. Even if the appointment is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and our shareholders.

The ratification of the appointment of Deloitte as our independent registered public accounting firm for the fiscal year ending March 31, 2019 requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at the AGM.

The Board of Directors recommends a vote FOR ratification of the appointment of Deloitte as our independent registered public accounting firm for the fiscal year ending March 31, 2019.

Annual Report

The Company will provide a hard copy of its annual report on Form 20-F for the fiscal year ended March 31, 2018, free of charge, to its shareholders upon request. Requests should be directed to the Company’s IR Department via email at ir@hexindai.com.

OTHER MATTERS

The Board of Directors is not aware of any business to come before the AGM other than the Proposal described above in this Proxy Statement. However, if any other matters should properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Xiaobo An
Xiaobo An
Chairman of the Board of Directors